SOUTHERN TRUST SECURITIES, INC.

Annual Financial Statements
Year Ended December 31, 2020

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52282

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2020__ AND ENDING __12/31/2020__
                                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

	OFFICIAL USE
ONLY	
	FIRM ID. NO.

NAME OF BROKER-DEALER:

Southern Trust Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3009 Del Monico Drive
(No. and Street)

Decatur	**Georgia**	**30032**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Cass   **(305) 446-4800**
                                                                  (Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bradford R. Dooley & Associates
(Name – if individual, state last, first, middle name)

209 West Jackson Blvd Suite 404	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
    [X] Certified Public Accountant
    [ ] Public Accountant
    [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).







OATH OR AFFIRMATION

I, **Stephen Cass**, swear (or affirm), to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Southern Trust Securities, Inc.** as of **December 31, 2020**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President / CFO
Title

Sworn and subscribed to me on the

29th day of March, 2021

Cynthia A. Colar-DeJohnette
Notary Public

CYNTHIA A COLAR-DEJOHNETTE
Official Seal
Notary Public - State of Illinois
My Commission Expires Mar 11, 2023

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Cash Flows.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) A copy of the Exemption Report.

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

Southern Trust Securities, Inc.
Annual Financial Statements Index
Year Ended December 31, 2020

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD – SUITE 404
CHICAGO, ILLINOIS 60606

Member

AMERICAN INSTITUTE OF	
CERTIFIED PUBLIC ACCOUNTANTS	
ILLINOIS CPA SOCIETY	

OFFICE	FAX
(312) 939-0477	(312) 939-8739

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Southern Trust Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Southern Trust Securities, Inc. as of December 31, 2020, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and supplementary information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Southern Trust Securities, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Southern Trust Securities, Inc.'s management. Our responsibility is to express an opinion on Southern Trust Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Southern Trust Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information, which is comprised of the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audit of Southern Trust Securities, Inc.'s financial statements. The supplemental information is the responsibility of Southern Trust Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Southern Trust Securities, Inc.'s auditor since 2020.



Bradford R. Dooley & Associates

Chicago, Illinois
March 29, 2021

Southern Trust Securities, Inc.
Statement of Financial Condition
December 31, 2020

Assets

Cash and cash equivalents	$	162,602
Due from clearing broker		255,228
Deposit with clearing broker		25,000
Prepaid expenses		763
Other assets		-
Total Assets	$	443,593

Liabilities and Stockholders' Equity

Liabilities:

Commissions payable	$	-
Accounts payable and accrued expenses		166,722
PPP Loan payable		52,873
Total Liabilities		219,595

Stockholders' equity:

Preferred stock, no par value, 10 million shares authorized; 30,100 issued and outstanding	301,000
Common stock, no par value, 190 million shares authorized; 3,347,500 issued and outstanding	345,000
Additional paid-in capital	5,788,812
Accumulated deficit	(6,210,814)
Total Stockholders' equity	223,998

Total Liabilities and Stockholders' Equity	$	443,593

The accompanying notes are an integral part of these financial statements.

Southern Trust Securities, Inc.
Statement of Operations
Year Ended December 31, 2020

Revenue:

Gain on riskless principal trading	$ 148,517
Commissions	1,046,069
Fees - Services	197,904
Interest Income	7,919
Other	2,627
Total Revenue	1,403,036

Expenses:

Commission expense	681,337
Salaries and benefits	186,171
Clearing and floor brokerage	212,915
Professional fees	69,771
Occupancy	31,069
Data service	29,397
Outside Services	255,490
Regulatory	104,824
Communication and technology	36,569
Office expense	1,776
Interest Expense	55
Other	20,753
Total Expenses	1,630,127

Net Loss	$ (227,091)

The accompanying notes are an integral part of these financial statements.

Southern Trust Securities, Inc.
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2020

	Shares	Amount		Additional Paid in Capital	Accumulated Deficit	Total
Stockholders' Equity, January 1, 2020						
Common	3,347,500	$ 345,000	$	$ 5,728,365	$ (5,978,696)	$ 94,669
Preferred (Dividend Paid)	30,100		301,000		(5,027)	295,973
Additional Paid in Capital				60,447		60,447
Net loss	-	-		-	(227,091)	(227,091)
Stockholders' Equity, December 31, 2020	3,377,600	$ 345,000	$ 301,000	$ 5,788,812	$ (6,210,814)	$ 223,998

The accompanying notes are an integral part of these financial statements.

Southern Trust Securities, Inc.

Statement of Cash Flows
Year Ended December 31, 2020

Cash Flows from Operating Activities:

Net loss	$	(227,091)

Adjustments to reconcile net loss to net cash used in operating activities:

Changes in operating assets and liabilities:	
Increase in Account Receivable	(248,195)
Deposit with Clearing Broker	100,000
Prepaid Expense	5,100
Other Assets	6,747
Commission Payable	(11,520)
Accounts Payable and Accrued Expenses	140,946

Net cash used in operating activities		**(234,013)**
Finance Activity		
Increase in Loan Payable		27,873
Additional Paid in Capital		60,447
Preferred Stock issued		301,000
Dividend Paid - Preferred Stock		(5,027)
Net cash provided by Financing activities		**384,293**
Net Decrease in Cash and Cash Equivalents		**150,280**
Cash and Cash Equivalents, Beginning of Year		12,322
Cash and Cash Equivalents, End of Year	$	162,602

Supplemental Cash Flow Information

Cash paid for income taxes	$	-
Cash paid for interest	$	55

The accompanying notes are an integral part of these financial statements.

Southern Trust Securities, Inc.
Notes to the Financial Statements
Year Ended December 31, 2020

1. Nature of Operations

Southern Trust Securities, Inc. (the "Company"), a Florida Corporation, was organized on June 10, 1999. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC").

The Company is an introducing broker-dealer clearing customer trades on a fully disclosed basis through the clearing firms (the "Clearing Brokers"). Under this basis, the Company forwards all customers' transactions to another broker-dealer who carries the customers' accounts. The Company's operations also consist of providing investment banking services.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Accounting Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers short-term interest-bearing investments with initial maturities of three months or less held at a bank to be Cash Equivalents. Such instruments held in a brokerage account are considered a receivable and are included in Due from Clearing Broker on the Statement of Financial Condition.

Government and Other Regulation
The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of those organizations.

Securities Transactions and Revenue Recognition
Revenues for executing customer securities transactions, including commissions for agency trading, and gains from riskless principal trading and all associated expenses are recorded as earned and incurred, on a trade date basis. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer. Associated expenses include commissions paid to registered representatives and fees paid the Clearing Broker for certain clearance and settlement services. Commissions paid to registered representatives vary according to the contracted payout percentage and clearing costs generally fluctuate based on revenues generated on trades and on the volume of transactions. Revenues for Investment banking services are recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled.

2. Summary of Significant Accounting Policies (continued)

<u>Income Taxes</u>
The Company is treated as a corporation for tax purposes. The provision for income taxes includes federal income and various state income and franchise taxes currently payable, and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Deferred income taxes result primarily from deductions and income recorded on the financial statements but not yet allowable or reportable for income tax purposes.

The Company uses the asset and liability method to account for deferred income taxes. The asset and liability method requires the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is not reasonably assured that some portion or all of the deferred tax assets will be realized. As of December 31, 2020, management has provided a valuation allowance for the entire amount of the deferred tax asset.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in expenses. The U.S. Federal jurisdiction and the State of Florida are the major tax jurisdictions where the Company files income tax returns. The Company is subject to U.S. Federal or state examinations by tax authorities for the current year and three preceding years as of December 31, 2020.

3. Clearing Arrangements

The Company has two clearing agreements with the Clearing Brokers to provide execution and clearing services on behalf of its customers on a fully disclosed basis. One arrangement has been in place for several years and is used for existing business. The second arrangement was entered into during the current year to effect certain new electronic oriented transactional business the Company is planning to commence during fiscal 2020.

All customer records and accounts are maintained by the clearing brokers. The Company maintains deposits with the Clearing Brokers in the amount of $25,000 which is included in the "Deposits with Clearing Broker" line of the Statement of Financial Condition. A termination fee may apply if the Company were to terminate its relationships with either of the Clearing Brokers. The Company does not carry the accounts for customers or perform custodial functions related to customers' securities. The Company introduces all of its customers transactions, which are not reflected in these financial statements to its Clearing Brokers, who maintain the customer accounts and clears such transactions. These activities may expose the Company to off balance sheet risk in the event customers do not fulfill their obligations with the Clearing Brokers, as we have agreed to indemnify the Clearing Brokers for any resulting losses. We continually assess risk associated with each customer who is on margin credit and record an estimated loss when we believe collection from the customer is unlikely. During the year ended December 31, 2020, losses from such arrangements were not significant.

4. Related Party Transactions

<u>Lease Agreement</u>
During the year ended December 31, 2020 the Company occupied office space in a facility leased by an affiliated entity. The Company remits payment directly to the landlord for this leased space. During the year ended December 31, 2020, the Company paid $44,312 under such arrangement. Such lease, which runs thru fiscal 2020, was assigned to the Company during the year ended December 31, 2020.

<u>Loan Payable</u>
During the year ended December 31, 2020, the Shareholder forgave the loan from 2020 – the Company borrowed $25,000 from a stockholder.

5. Regulatory Requirements

The Company is subject to the provisions of Rule 15c3-1 of the Securities and Exchange Commission (SEC Rule 15c3-1) which requires the Company to maintain minimum net capital of the greater of $5,000, or $11,115 based on AI [a ratio of aggregated indebtedness to net capital not exceeding 15 to 1.]

On December 31, 2020, the Company's net capital balance as defined by the Rule 15c3-1 was $204,274, which exceeded the net capital requirement by $193,159. On December 31, 2020, the Company's aggregated indebtedness to net capital ratio as defined by SEC Rule 15c3-1 was 0.81 to 1.

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission (SEC Rule 15c3-3) under paragraph (k)(2)(ii) and therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

6. Income Taxes

During the year ended December 31, 2020, the Company incurred a net loss. In assessing the realizability of any resulting deferred tax asset, management considers whether it is more likely than not that some portion of the deferred tax asset will not be materialized. The ultimate realization of the deferred tax asset is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management has determined that a valuation allowance against the deferred tax asset is appropriate in light of the Company's operating losses.

At December 31, 2020, the Company had approximately $2,552,000 in Federal and state net operating loss carry forwards ("NOLs") available to offset future taxable income. The Company has taken a valuation allowance on the entire amount of the tax effect of the NOLs due to the uncertainty of realizing the future tax benefits. As of December 31, 2020, the deferred tax asset was $529,000. The NOLs will expire over an indefinite period.

Management has determined that a reserve under ASC 740-10 is not required to be recognized as there are no significant uncertain tax positions.

7. Concentration of Credit Risk

The Company maintains cash and savings accounts at one financial institution. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per insured bank account. At all times during the year, balances were below the insured limits.

8. Off Balance Sheet Risk

Pursuant to clearance agreements, the Company introduces all its securities transactions to one of the two clearing brokers on a fully disclosed basis. All the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company.

In accordance with industry practice and regulatory requirements, the Company, and the clearing broker monitor collateral on the customer's accounts. In addition, the receivable from the clearing broker is pursuant to the clearance agreement.

The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

9. Commitments and Contingencies

The Company may be subject to claims and lawsuits that arise primarily in the ordinary course of business. Although there can be no assurance as to the ultimate outcome of any litigation, the Company would defend venously each case and present a meritorious defense.

As of December 31, 2020, the Company was not involved in any such claims or lawsuits.

10. Recently Issued Accounting Pronouncements

Adoption of New Accounting Standards

In February 2016, the FASB issued ASU 2016-02, Leases, which creates ASC 842, Leases. This guidance requires a lessee to account for long-term leases as finance or operating leases. Both types of leases result in the lessee recognizing a right-of-use asset and a corresponding lease liability on its statement of financial condition. The new guidance was effective for the Company beginning January 1, 2019. Leases with an initial term on 12 months or less are not recorded on the Statement of Financial Condition. The Company has no long-term leases, and as such, was not required to recognize a right-of-use asset and a corresponding lease liability.

10. Recently Issued Accounting Pronouncements (continued)

Financial Instruments – Credit Losses

In June 2016. The FASB issued ASU 2016-13 Financial Instruments— Credit Losses (Topic 326) ("ASU 2016-13"). This ASU amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses model ("CECL"). Under CECL, the allowance for losses reflects management's estimate of credit losses over the remaining expected life of the financial assets and expected credit losses for newly recognized financial assets, as well as changed to expected credit losses during the period, would be recognized in earnings. Expected credit losses will be measured based on historical experience, current conditions, and forecasts that affect the collectability of the reported amount and will be generally recognized earlier than under current standards. The standard is effective for the Company for fiscal years beginning after December 15, 2019. The adoption of this standard on January 1, 2020 did not have a material impact on the Company's financial statement.

11. Subsequent Events

The Company has evaluated subsequent events through March 29, 2021, the date the financial statements were available to be issued. There have been no subsequent events that have occurred after December 31, 2020 requiring amounts to be recognized or disclosed in the accompanying financial statements as of December 31, 2020.

12. PPP Loan Payable

The Company has received $52,873 from the Paycheck Protection Program established by the CARES Act in 2020. This Loan is guaranteed by the Small Business Administration "SBA" and may be partially or fully forgiven based on the prevailing temperament of the Administration, currently based on the proceeds being used for 60% of Payroll Costs and 40% other qualified costs.

The Company will apply for forgiveness as soon as the provider [Wells Fargo] starts accepting Applications for Forgiveness which is expected to start in March 2021.

SUPLEMENTAL FINANCIAL INFORMATION

Southern Trust Securities, Inc.
Schedule I
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2020

Stockholders' Equity	$	223,998
other PPP forgivable		52,873
Less: Non-allowable Assets		
Prepaid expenses		763
aged receivable		71,834
		72,597
Tentative Net capital		204,274
Less: Haircuts		-
Net capital		204,274
Less: Required Net Capital		(11,115)
Excess Net capital	$	193,159
Excess Net capital greater than 10% of AI or at 120% of minimum	$	187,602
Computation of Aggregate Indebtedness:		
Commissions payable		-
Accounts payable and accrued expenses		166,722
PPP Loan $52873 Non-AI		
	$	166,722
Ratio of Aggregated Indebtedness to Net Capital		0.81 to 1

**There are no material differences between the computation of
Net Capital presented above and the Company's unaudited
Form X-17a-5, Part IIA as of December 31, 2020, as filed.**

See independent registered public accounting firm's report regarding
supplementary information.

Southern Trust Securities, Inc.
Schedule II
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2020

The Company is exempt from the determination of Reserve Requirements pursuant to paragraph (k)(2)(ii) of Rule 15c3-3.

See Independent Auditor's Report

Southern Trust Securities, Inc.
Schedule III
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2020

The Company is exempt from Possession or Control Requirements
pursuant to paragraph (k)(2)(ii) of Rule 15c3-3.

See Independent Auditor's Report

INFORMATION REGARDING COMPLIANCE WITH RULE 15c3-3

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD – SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

OFFICE   **FAX**
(312) 939-0477   (312) 939-8739

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Southern Trust Securities, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Southern Trust Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (ii) (the "exemption provisions") and (2) The Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Bradford R. Dooley & Associates

Chicago, Illinois
March 29, 2021

Southern Trust Securities, Inc.
Exemption Report
Under Rule 17a-5(d)(4) of the Securities and Exchange Commission
December 31, 2020

In accordance with the Company's membership agreement with FINRA, the Company is designated to operate under the exemptive provisions of paragraph (k)(2)(ii). The Company does not handle cash or securities on behalf of customers. Therefore, the Company, to its best knowledge and belief, is in compliance with Rule 15c3-3 and has been so throughout the year ended December 31, 2020, without exception.

Signed,

_____

Stephen Cass, President

March 29, 2021